Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01
Question & Answer Portion of the
National Penn Bancshares, Inc. Special Webcast
June 26, 2007 at 9:30 A.M. EDT

Attended by the following officers of National Penn Bancshares, Inc.:

Glenn Moyer; National Penn Bancshares; President and CEO
Michelle Debkowski; National Penn Bancshares; Chief Accounting & Investor RelationsOfficer
Mike Reinhard; National Penn Bancshares; Group EVP

Questions and Answers

Michelle Debkowski:

Thank you, Glenn.  We received a few questions, and I'd like to begin with a couple of questions I believe we answered in the presentation.  Specifically, what is the expected cost savings in dollars or percent?  And can you give us some color on Christiana's business mix?  It looks as if 90% is custodial.  What makes up that business, and what is the pricing like?

But I'll begin with you, Mike, on the first question to answer.  Could you please provide details on the pricing collar alluded to in the press release?

Mike Reinhard:

The exchange ratio is fixed at 2.176 if National Penn's price remains in the range of $15.63 to $17.69.

If National Penn's price exceeds $17.69, then the exchange ratio floats in order to fix the price at $38.50.

If National Penn's price falls below $15.63, then the exchange ratio also floats in order to fix the price at $34 per share.

Full particulars of the pricing are included in the merger agreement that was filed yesterday on Form 8-K.

Michelle Debkowski:

Thank you, Mike.  And by how much do you project this will dilute 2008 earnings per share?

Mike Reinhard:

The 2008 dilution to earnings per share is very modest, with accretion expected in 2009.

Michelle Debkowski:

And, what is the impact to tangible book value?

Mike Reinhard:

Due to the 80% stock/20% cash mix, there is negligible impact to tangible book value.

Michelle Debkowski:

A couple of more questions to you, Mike.  The exchange rate is projected to be 80/20 common stock and cash.  Is the high equity component required to maintain capital ratios?

Mike Reinhard:

Yes, and as I just mentioned, with that mix, there will be a negligible impact to our capital ratios.

Michelle Debkowski:

And, given the expected two years of dilution, what are your revenue enhancement projections?

Mike Reinhard:

The revenue enhancements we're assuming are fairly modest in relation to the overall deal value and include items such as additional trust business that Christiana will qualify for with a larger capital base behind it, some additional lending opportunities as a result of a higher legal lending limit, and delivery of a broader set of retail and commercial products and services to the Christiana customer base.  Again, the assumptions here are rather modest, and we feel very comfortable with them in respect to this particular transaction.

Michelle Debkowski:

Thank you, Mike.  And, Glenn, the final two questions to you.  How strong is Christiana's new business pipeline?

Glenn Moyer:

Michelle, we understand that the business growth opportunities in the trust area are strong.  Admittedly, we have done more work in the trust area than the banking side up to this point, but their focus on private banking, C&I (commercial and industrial loans), and some targeted commercial real estate expertise would cause us to believe that the base for growth in the banking area is strong, as well.

Michelle Debkowski:

And are you planning to expand Christiana's retail presence and grow its commercial lending footprint?

Glenn Moyer:

Let me just first comment on the retail presence, which at this point is limited and certainly works given their business model, which we want to continue to support and have them grow further.  We will evaluate our approach or any changes in working with them to the retail presence.  We're not certain about that at this time, but certainly, the State of Delaware, given its overall demographics and the fact that we are now there with a locally based charter and a strong organization, give us the opportunity to expand the retail presence if that's our decision as we go forward.

The commercial lending footprint?  Yes, as Mike just said, that is one of the areas that we believe our support and expertise can add.  We would look forward to supporting their current growth.  We would look to work with them on how we could add our resources, especially some of our specialty lending strengths.  Areas like our manufacturing group and our government banking group, our very strong cash management offerings, these are all opportunities to further build commercial relationships on the banking side.

Michelle Debkowski:

Thank you, Glenn.  That being our final question, I'll turn it back over to you for your final comments.

Glenn Moyer:

Well, first of all, thank you for your questions.  In conclusion, we really appreciate your interest in our proposed acquisition of Christiana.  We look forward to communicating with you further about this transaction, which we clearly believe will be positive for both of our organizations.  Thank you for joining us today and for your ongoing interest in National Penn Bancshares.

* * * *

Additional Information About This Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust stockholders in connection with the transaction.  Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when it is available), as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Sandra L. Spayd	Zissimos A. Frangopoulos
Corporate Secretary	President and Chief Executive Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7401